Exhibit 11.2

SILICOM LTD.

INSIDER TRADING POLICY

and Guidelines with Respect to
Certain Transactions in Company Securities

As updated on: October 31, 2024
_____________________________________

This policy (the "Policy") provides guidelines to employees, consultants, affiliates, officers and directors of Silicom Ltd. (the "Company") with respect to transactions in the Company's securities. The object of the restrictions on engaging in transactions in the Company's securities in this Policy is to assist in compliance with the requirements of the relevant laws by Insiders (as defined below). This Policy does not detail all of the laws connected with transactions in the Company’s securities; accordingly, it is recommended to the Insiders that in cases of any doubt in respect of the legality of a transaction in the Company's securities, they should approach the Company’s Commissioner for Internal Enforcement (as defined below) for advice. This policy does not relate to repurchases by the Company’s securities, which are governed by Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

APPLICABILITY OF POLICY

This Policy applies to all transactions in the Company's securities, including ordinary shares, options for ordinary shares and any other securities the Company may issue from time to time, such as preferred shares, warrants and convertible debentures, as well as to derivative securities relating to the Company's shares, whether or not issued by the Company, such as exchange-traded options. It applies to all officers of the Company, all members of the Company's board of directors, a shareholder who holds the right to appoint a director, and all employees of the Company and its subsidiaries who receive or have access to Material Non-Public Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as "Insiders." The Securities Laws governing insider trading would also apply to any person who receives Material Non-Public Information from an Insider as well as certain principal shareholders of the Company, who under certain circumstances could also be considered Insiders under the Securities Laws.

Any person who possesses Material Non-Public Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee or consultant can be an Insider from time to time, and would at those times be subject to this Policy (or the applicable provisions of an agreement, such as a non-disclosure agreement, in the case of a consultant) and/or the provisions of the Securities Law which are applicable to Insiders (including certain provisions with respect to legal presumptions under the Securities Laws which apply to Insiders).

DEFINITION OF MATERIAL NON-PUBLIC INFORMATION

Trading in securities while in the possession of inside information is not a basis for liability unless the information is "material". "Material information" is defined as information, both positive and negative, for which there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that likely would affect the price of a company's securities. Information can be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

•	Financial results
•	Adoption of new Company strategic plans
•	News of a pending or proposed merger
•	News of the disposition of a subsidiary
•	Impending bankruptcy or financial liquidity problems
•	Gain or loss of a substantial customer or supplier
•	Obtaining or losing important contracts
•	Significant disputes with major suppliers or customers
•	Changes in dividend policy
•	New product announcements of a significant nature
•	Significant product defects or modifications
•	Stock splits
•	Acquisitions/Divestitures
•	Criminal charge or government investigations
•	New equity or debt offerings
•	Significant litigation exposure due to actual or threatened litigation
•	Major changes in senior management
•	Major changes in accounting methods
•	Any other information which might have a significant impact on the Company.

Information is "non-public" as to a security until it has been effectively communicated to the public through a press release or other appropriate news media, or appropriate public filing with the SEC, and enough time has elapsed to permit the public to absorb and evaluate the information. In many cases, this process may require the passage of several trading days after any initial disclosure. If there can be any doubt whatsoever as to whether information has been effectively communicated to the marketplace, such information should be considered non-public until such time as there is no longer any doubt that the information has been communicated to the marketplace and is no longer non-public.

COMMISSIONER FOR INTERNAL ENFORCEMENT

This Policy does not constitute a substitute for consultation with the Company's legal counsel or the Company’s Commissioner for Internal Enforcement (the "Commissioner"). In the event of doubt regarding any directive and/or action to be taken in accordance with this Policy, including identifying information which should be considered non-public information and/or material information, one should take a conservative approach and immediately consult with the Commissioner, who will determine if s/he should seek the advice of the Company’s legal counsel, as applicable.

STATEMENT OF POLICY

General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any non-public information acquired in the workplace and the misuse of Material Non-Public Information in securities trading.

Specific Policies

1. Trading on Material Non-Public Information. No Insider shall engage in any transaction involving a purchase or sale of the Company's securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Non-Public Information concerning the Company and ending at the close of business on the second Trading Day following the public disclosure of that information, or at such time as such non-public information is no longer material. As used herein, the term "Trading Day" means a day on which national stock exchanges including the NASDAQ markets are open for trading.

Assuming the NASDAQ is open each day, below is an example of when a transaction can take place:

Announcement on Monday	First Day for Transaction
Before Market Opens	Wednesday
While Market is Open	Thursday
After Market Closes	Thursday

This example is applicable for any other case in this document where two Trading Days following the date of public disclosure are required prior to a transaction.

2. Tipping. No Insider shall disclose ("Tip") Material Non-Public Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Non-Public Information as to trading in the Company's securities, including comments on share price or rumors of other corporate developments that are of possible significance to the investing public, unless it is in the framework part of such person's position with the Company (e.g., public relations) or has been specifically authorized by the Company in each instance (For more information on the Company’s policies in this regard see the chapter in the Company’s Internal Enforcement Plan on Communications with Third Parties) . Even if a person is not in possession of Material Non-Public Information, such person shall not recommend to any other person that they buy or sell securities of the Company ("Tipping" Material Non-Public Information is always prohibited, and any such recommendation could be imputed to the Company and may be misleading if such person does not have all relevant information).

Care should be taken so that Material Non-Public Information is never discussed in places where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. In the event a person, contrary to the provision of this Policy, expresses opinions on the basis of Material Non-Public Information as to trading in the Company's securities or comments on the Company's share price or rumors of other corporate developments that are of possible significance to the investing public, such person should promptly contact the Commissioner of Internal Enforcement.

3. Confidentiality of Non-Public Information. non-public information, whether or not material, relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. All memoranda, correspondence and other documents that reflect non-public information must be kept in a secure place, such as a locked office or a locked file cabinet, so that they cannot be seen by third persons.

4. SEC Rule l0b5-1. Notwithstanding the prohibition against insider trading, Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and Company policy permits directors, officers, employees and consultants of the Company to establish a Rule 10b5-1 compliant trading plan to enable trades in the Company’s securities.

A Rule 10b5‐1 plan is a written plan for trading securities that is designed in accordance with Rule 10b5‐1(c). Any person executing pre‐planned transactions pursuant to a Rule 10b5‐1 plan that was established in good faith at a time when that person was unaware of material non‐public information has an affirmative defence against accusations of insider trading, even if actual trades made pursuant to the plan are executed at a time when the individual may be aware of material, non‐public information that would otherwise subject that person to insider trading liability.  Accordingly, Rule 10b5‐1 plans are especially useful for people presumed to have inside information, such as officers and directors.

Rule 10b-1 provides that a person's purchase or sale is not "on the basis of" Material Non-Public Information if the person making the purchase or sale demonstrates that before becoming aware of the information, the person had (1) entered into a binding contract to purchase or sell the security, (2) instructed another person to purchase or sell the security for the instructing person's account, or (3) adopted a written plan for trading securities.

The contract, instruction, or plan described above must (1) specify the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; (2) include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or (3) not permit the person to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the contract, instruction, or plan, did exercise such influence must not have been aware of the Material Non-Public Information when doing so; and finally, the purchase or sale that occurred must have been pursuant to the contract, instruction, or plan, without deviation.

To the extent that a  person has established such a plan, s/he may amend or replace his or her trading plan, instructions and contracts only during periods when trading is permitted in accordance with this Policy. In addition, persons adopting such plans should notify the Commissioner of the existence of such plan.

In accordance with applicable law, the Company requires the following refrain from conducting transactions using a 10b5-1 Plan, involving the purchase or sale of the Company's securities for the following periods:

- for directors and officers of the Company, the later of (i) 90 days after the adoption or modification of a 10b5-1 plan or (ii) two business days following the filing of the Form 20-F or Form 6-K containing the quarterly financial results for the fiscal quarter in which the 10b5-1 plan was adopted or modified; provided, that in any event, the required cooling-off period is not to exceed 120 days following adoption or modification of the 10b5-1 plan; and

- for all other employees, a period of 30 days between the establishment or modification of a Rule 10b5-1 plan and commencement of any transactions under such plan.

Additionally, any directors or officers trading through a written Rule 10b5-1 plan shall include a representation in the plan certifying that at the time of the adoption of a new or modified plan (1) they are not aware of Material Non-Public Information about the Company or its securities; and (2) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

An individual may not adopt more than one 10b5-1 plan, except in limited circumstances permitted by applicable law and approved in advance by the Company’s legal advisors.

POTENTIAL CRIMINAL AND CIVIL LIABILITY
 AND/OR DISCIPLINARY ACTION

Penalties for trading on or tipping Material Non-Public information can extend significantly beyond any profits made or losses avoid, both for individuals engaging in such unlawful conduct and their employees. Enforcement remedies include:

1.
Liability for Insider Trading. Under U.S. securities law, insiders may be subject to fines of up to $5,000,000 (and $25,000,000 for entities), civil penalties of up to three times the amount of the profit gained or loss avoided and/or up to twenty years in jail for each transaction in the Company's securities at a time when they have knowledge of Material Non- Public information regarding the Company.

2.
Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a "Tippee") to whom they have disclosed Material Non-Public information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

3.
Possible Disciplinary Actions. Employees, officers, consultants and directors of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may among other things include ineligibility for future participation in the Company's equity incentive plans or termination of employment.

RECOMMENDED GUIDELINES

1. Recommended Blackout Period. To ensure compliance with this Policy, and applicable Securities Laws, the Company requires that all directors, officers, consultants and employees having access to the Company's internal financial statements or other Material Non-Public Information refrain from conducting transactions involving the purchase or sale of the Company's securities during the following periods (each a "Blackout Period"):

(a)          The period beginning on the date on which insiders might be expected to know the quarterly financial results, but no later than 15th day of the third month of every fiscal quarter and ending at the close of business two Trading Days following the public disclosure  of the financial results for the prior fiscal quarter or year, as applicable; and

(b)          any other period, such as periods in which the Company expects to make a material public relations announcement in the near future (e.g. with respect to items listed in the section above defining Material Non-Public Information), so designated by the Commissioner as a period during which no Insider shall engage in any transaction involving Company securities.

The safest period for trading in the Company's securities, assuming the absence of Material Non-Public Information, is generally the first ten days following the Blackout Period. The Blackout Period is more highly sensitive for transactions in the Company's shares from the perspective of compliance with applicable securities laws. This is due to the fact that officers, directors and certain other relevant employees, as any quarter progresses, are increasingly likely to possess Material Non-Public Information about the expected financial results for the quarter.

The purpose behind the recommended Blackout Period is to help establish a diligent effort to avoid any improper transaction (or the appearance of an improper transaction). A person may request that the Commissioner consider a specific exemption as a result of extenuating personal circumstances to allow trading during the Blackout Period.  The Commissioner will consult with counsel in order to evaluate the request. Should the request be granted, the Insider should nonetheless be particularly careful with respect to trading during the Blackout Period, because the Insider may, at such time, have access to (or later be deemed to have had access to) Material Non-Public Information regarding, among other things, the Company's anticipated financial performance for the quarter.

It should be noted that at any time, even if not during a Blackout Period, any person possessing Material Non-Public Information concerning the Company should not engage in any transaction in the Company's securities until such information has been known publicly for at least two Trading Days. Although the Company may from time to time recommend during a certain period of time, even if not during the Blackout Period, that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the Securities Laws and the prohibitions against insider trading. Trading in the Company's securities at a time other than during the Blackout Period should not be considered a "safe harbor," and all employees, directors, officers and other persons should use good judgment at all times.

2. Individual Responsibility. Every officer, director and employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company's securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company's securities even if he or she planned to make the transaction before learning of the Material Non-Public Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

APPLICABILITY OF POLICY TO INSIDE INFORMATION
REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Non-Public Information relating to other companies, including the Company's customers, vendors or suppliers (each a "Business Partner"), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding such Business Partners. All employees should treat Material Non-Public Information about Business Partners with the same care required with respect to information related directly to the Company.